Exhibit 99.4

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 1.975.445.34
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

R.C.S. LYON B 379.001.530

SUMMARY STATEMENT OF THE COMPANY’S CONDITION DURING THE
FINANCIAL YEAR ENDED ON DECEMBER 31, 2002

In accordance with Section 133-3 of the French Commercial Code, you will find below a summary statement of the condition of FLAMEL TECHNOLOGIES S.A. (the “Company”) during last financial year.

I.	CONDITION OF THE COMPANY AND ACTIVITY DURING THE FINANCIAL YEAR

During the financial year ended on December 31, 2002, the Company continued technical progress and also improved very substantially its financial results by closing a first profitable year.

On Micropump technology, the Company had important revenues coming from license agreements with Servier and Glaxo Smith Kline and continued also feasibility studies with other partners.

On Medusa technology, if for internal strategic reasons, Novo-Nordisk stopped its collaboration on a long acting insulin, new technical advances were made mainly on insulin and interferon and two feasibility studies are in progress.

The Company continued also on the two plateforms R&D projects on its own funds and is negociating with potential partners for Genvir and Metformin.

Corning, for its part, continued both its collaboration on R&D and the commercial promotion of its photochromic eye glasses using the photochromic material developed by Flamel.

II.	PRINCIPAL SCIENTIFIC AND TECHNICAL RESULTS

1. Medusa® technology of Protein and Peptides Encapsulation

During the financial year ended on December 31, 2002, Flamel worked and improved significantly the formulation of Basulin™, reducing by half the quantity of polymer used. A new clinical trial has been launched with the objective to validate this new formulation. The results of this trial known in the first quarter 2003 are very positive both in terms of performance and local tolerance.

The Interferon a -XL has also made great progress and a clinical trial is planned for 2003.

Two feasibility studies with undisclosed partners are under progress.

2. Micropump® technology of drug delivery

Significant clinical and technical results have been achieved during the financial year ended on December 31, 2002, mainly through the projects lead in collaboration with GlaxoSmithKline and Servier. These results are very encouraging and should lead to other partnerships for 2003.

Flamel will continue strongly its R&D efforts on this platform, mainly in Pessac.

3. Photochromic materials for lenses

During the financial year ended on December 31, 2002, Flamel continued its collaboration with Corning resulting, once again, in innovative photochromic materials. Howevern this activity has been slowed down, upon Corning’s request.

Flamel’s portfolio includes 20 issued U.S. patents.

III.	RESULTS OF THE FINANCIAL YEAR

1.	Statement of operations

Revenues for the financial year ended on December 31, 2002, amounted to M Euros 19.5 compared to M Euros 14.6 for the financial year ended on December 31, 2001. Revenues for the last financial year included M Euros 2.7 of product sales, M Euros 15.6 of license and research revenues, M Euros 0.9 of royalties and M Euros 0.3 of analysis services.

Salaries and social charges, representing 40% of total costs, increased of 13% in 2002 at M Euros 7.8, compared to M Euros 6.9 in 2000 principally due to the increase of salaries and to a little growth in the number of employees

Other costs incurred during the financial year ended on December 31, 2002 are growing a little compared to the previous financial year and included subcontracting costs of pre-clinical and clinical studies amounting to M Euros 2.1, (M Euros 1.2 during the financial year ended on December 31, 2001).

Financial income of M Euros 0.3 for the last financial year corresponded to interest earned on positive cash position.

The profit before tax for the financial year ended on December 31, 2002, amounted to M Euros 0.2 compared to a loss of M Euros 3.1 for the financial year ended on December 31, 2001.

After giving effect to an exceptional income of M Euros 2.6 received from the Welcome Foundation for solving the litigation on Genvir and to income profit of M Euros 0.6 corresponding to research tax credit, the net profit for the year amounted to Euros 3.429.405.

2.	Balance Sheet

ASSETS Out of total assets of M Euros 22.3, fixed assets represented M Euros 3.4 and current assets represented M Euros 18.9.

Accounts receivable of M Euros 3.3 is high and corresponds to high amounts invoiced in December 2002.

Marketable securities amounted to M Euros 13.5 at the end of 2002, including money market funds and term deposits, compared to M Euros 5.8 at the end of 2001.

LIABILITIES Shareholders’ equity, after giving effect to the profit for the financial year ended on December 31, 2002, amounted to M Euros 16.0.

Total liabilities amounted to M Euros 5.7, with M Euros 1.2 of accounts payable to suppliers and M Euros 2.0 of conditional loans from French government agencies.

3.	Capital investments

Capital investments for the year amounted to M Euros 1.5 and were principally utilized for production and development purpose at the Pessac plant , for renewal of some analytical equipments and for new spray coating equipments.

4.	Financing

The Company made none operation on its share capital during the financial year ended on December 31, 2002.

IV.	HUMAN RESOURCES

On December 31, 2002, the Company employed a total of 136 employees.

V.	ACTIVITY OF THE AMERICAN SUBSIDIARY

The American subsidiary, Flamel Inc. based in Washington, continued its activity based mainly on financial communication and business development. All expenses of the U.S. subsidiary are invoiced to the Company. Flamel Inc. had two employees on December 31, 2002.

The Board of Directors